UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Schottenfeld Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Risi **212-300-2247**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014043

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD D. NICHOLS
Notary Public, State of New York
No. 41-4617352
Qualified in Queens County
Commission Expires July 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schottenfeld Group, LLC

Statement of Financial Condition

December 31, 2011

Schottenfeld Group, LLC

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Members
Schottenfeld Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Schottenfeld Group, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Schottenfeld Group, LLC

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 6,323
Due From Clearing Broker	1,238,788
Due From Affiliate	44,904
Other Receivables	35,674
Prepaid Expenses	29,700
Total assets	$ 1,355,389

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 196,157
Total liabilities	196,157
Members' Capital	1,159,232
Total liabilities and members' capital	$ 1,355,389

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Schottenfeld Group, LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker-dealer in June 2004. The Company provides commission-based agency services to its institutional clients, including certain related parties as described in Note 5. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

The Company's operating agreement provides for the allocations of profits and losses to the members in proportion to respective capital interests.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Fair Value Measurements: Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements.

Due From Clearing Broker: Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2011. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1,250,000.

Use of Estimates: The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,038,354, which was $938,354 in excess of its required net capital of $100,000. The Company's net capital ratio was .1889 to 1.

Note 3. Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2008.

Note 4. Related Party Transactions

The Company provides brokerage services to an affiliate, Schottenfeld Associates, L.P. ("SA"), which is managed and controlled by one of the members of the Company.

Roadrunner Capital Partners, LLC ("Roadrunner") is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Pursuant to an expense-sharing agreement with Roadrunner, the Company is responsible for certain direct costs related to the occupancy of office facilities.

The Company also maintains an expense-sharing agreement with another affiliated entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources and is reimbursed periodically pursuant to the terms of the agreement.

Note 5. Commitments and Contingencies

The Company is subject to certain legal proceedings, claims and disputes, which arise in the ordinary course of business. Although the outcome of these matters cannot be predicted with certainty, the opinion of management is that these matters will not have a material adverse effect on the Company's financial position.

Note 6. Financial Instruments and Risk

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.